

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Joey Firestone
Chief Executive Officer
Elite Performance Holding Corporation
3301 NE 1st Ave. Suite M704
Miami, FL 33137

  Re: Elite Performance Holding Corporation
   Amendment No. 5 to Registration Statement on Form S-1
   Filed February 21, 2023
   File No. 333-262483

Dear Joey Firestone:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed February 21, 2023

Financial Statements and Supplementary Data, page F-1

1. Please revise your filing to provide audited financial statements for the year ended December 31, 2022, as required by Rule 8-08 of Regulation S-X.

Exhibits

2. We note your response to prior comment 4. Regarding the reference in Section 1.7 of Exhibit 10.14 to the subscriber acknowledges "understanding," please revise to eliminate that term.

<u>General</u>

3.   We note your response to prior comment 5. Please continue to update the disclosure. For example, we note the disclosure on page 34 about balances as of December 31, 2021 and the disclosure in Note 3 on page F-24 about balances as of September 30, 2022.

 You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau J. W. Stout